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                           April 5, 2023

       Michael L. Smith
       President and Chief Executive Officer
       Oglethorpe Power Corporation
       2100 East Exchange Place
       Tucker, Georgia 30084-5336

                                                        Re: Oglethorpe Power
Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed March 29,
2023
                                                            File No. 333-270955

       Dear Michael L. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Herbert J. Short, Jr.,
Esq.